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                       NOTICE OF TERMINATION OF GUARANTEE
          AS PUBLISHED IN THE WALL STREET JOURNAL ON DECEMBER 28, 2007

American Home Assurance Company, a corporation organized under the laws of the State of New York (the "Guarantor"), hereby provides notice of termination of that certain General Guarantee Agreement, dated January 4, 1999 (the "Guarantee"), by the Guarantor, in favor of each party insured under policies issued by First SunAmerica Life Insurance Company, a corporation organized under the laws of the State of New York (the "Company") effective January 31, 2008 (the "Termination").

The Guarantee shall remain in full force and effect with respect to the Obligations (as such term is defined in the Guarantee) of the Company outstanding or contracted or committed for (whether or not outstanding) prior to the Termination, until such Obligations of the Company shall be finally and irrevocably paid in full.